UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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14046819

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail SEC Processing Section

FEB 2 8 2014

FACING PAGE

SEC FILE NUMBER
8-68354

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington 124

REPORT FOR THE PERIOD BEGINNING _____01/01/13_____ AND ENDING _____12/31/13_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Teneo Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Lexington Avenue, 45th Floor
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 509-7800
                                                         (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - if individual, state last, first, middle name)

500 Boylston Street   Boston   MA   02116
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*SEC 1410 (3-91)



Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
      Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
      Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
      Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
      the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Michael Stupay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Teneo Securities LLC at December 31, 2013, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

__CFO and Financial and Operations Principal__
Title

Subscribed and sworn
to before me

_____

Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)
Index
December 31, 2013

MHM

Mayer Hoffman McCann P.C.
Toflas New England Division
An Independent CPA Firm

500 Boylston Street ▪ Boston, MA 02116
Tel: 617.761.0600 ▪ Fax: 617.761.0601 ▪ www.cbiztofias.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Teneo Securities LLC

We have audited the accompanying statement of financial condition of Teneo Securities LLC (the "Company") as of December 31, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Teneo Securities LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
February 26, 2014

Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)

Statement of Financial Condition
December 31, 2013

Assets

Cash	$	431,532
Accounts receivable		3,275,356
Other assets		7,296
Total assets	$	3,714,184

Liabilities and Member's Equity

Liabilities - accounts payable and accrued expenses	$	20,751
Due to Parent		11,000
Total liabilities		31,751
Member's equity		3,682,433
Total liabilities and member's equity	$	3,714,184

The accompanying notes are an integral part of this financial statement.

Teneo Securities LLC
(A wholly owned subsidiary of Teneo Capital LLC)

Notes to Financial Statement
For the year ended December 31, 2013

1. **Organization and Business**

    Teneo Securities LLC (the "Company"), a wholly owned subsidiary of Teneo Capital LLC (the "Parent"), is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority.

    The Company was formed to act primarily as a broker or dealer selling private placements of securities and performing investment advisory services.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    Cash
    All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

    Accounts Receivable
    Accounts receivable include retainer fees, reimbursable expenses and success fees due from clients. Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2013, management believed no valuation allowance was warranted.

    Income Taxes
    The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes.

    At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. The Parent's federal and state income tax returns are generally open for examination for years subsequent to 2010.

3. **Transactions with related parties**

    The Company maintains an administrative services agreement with its Parent whereby the Parent is to provide accounting, administrative, office space, human resources and other services. During 2013, the Parent, contributed as capital, a value of $31,000 per month for these services. The aggregate amount of contributed services during 2013 was $372,000.

Additionally, The Parent paid $29,000 of expenses on behalf of the Company and collected $400,000 of advisory fees on behalf of the Company. During 2013, $371,000 was converted to a capital withdrawal. At December 31, 2013, the Company owes the Parent $11,000 which is included as a liability in the accompanying statement of financial condition.

The terms of this arrangement may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $399,781 which exceeded the required net capital of $100,000 by $299,781.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

5.   **Recent Regulatory Developments**

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

6.   **Subsequent Event**

On February 11, 2014, the Company made a $2,500,000 distribution to the Parent.

The Company has evaluated subsequent events through February 26, 2014, the date the financial statement was available to be issued.